Exhibit 99.33

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

ANDERSON ENERGY LTD. PROVIDES OPERATIONS UPDATE

Calgary, Alberta, July 11, 2011—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) provides the following operations update.

The Company currently has five rigs drilling Cardium horizontal oil wells in central Alberta. In June, significant wet weather conditions impacted production on-stream time, drilling and completion activities and facility construction. Management estimates that wet weather reduced second quarter production by approximately 200 BOED. Estimated production for the second quarter of 2011 is approximately 7,600 BOED. The Company maintains its annual production guidance of 7,500 to 8,000 BOED.

The 15-34 Garrington battery consolidation project is proceeding with an estimated on-stream date of mid July 2011. Connection to the Rangeland Pipeline system is expected to be completed later this summer.

In addition to the crude oil hedging program outlined in our May 16, 2011 press release, the Company has physically contracted to sell 15,000 GJ per day of natural gas at an AECO price of $4.06 per GJ from July to October 2011. This equates to approximately 13.9 MMcfd at an average plant gate price of approximately $4.15 per Mcf.

Management continues to focus on adding Cardium prospective lands through various acquisition initiatives and on implementing drilling and completion initiatives to lower costs and improve well productivity and reserves in the Cardium play.

We encourage shareholders to visit the Company’s website at www.andersonenergy.ca for more details on the Company’s operations.

For further information, please contact:

Brian H. Dau

President & Chief Executive Officer

(403) 262-6307

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and results of operations, benefits and valuation of the development prospects described herein, timing and location of drilling and tie-in of wells, timing of and construction of facilities, expected production rates, dates of commencement of production, impact of changes in commodity prices on operating results and ability to attain cost savings, may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, operating and other costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions

ANDERSON ENERGY LTD. JULY 11, 2011 PRESS RELEASE

and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ANDERSON ENERGY LTD. JULY 11, 2011 PRESS RELEASE	2